Filed by NSTAR Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company: NSTAR
Commission File No.: 001-14768

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Conference Call Transcript

NU—NSTAR Investor Presentation

Event Date/Time: Nov 07, 2011 / 7:00AM EST

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CORPORATE PARTICIPANTS

Jeffrey Kotkin

Northeast Utilities—VP, IR

Thomas May

NSTAR—President, CEO

David McHale

Northeast Utilities—EVP, CFO

Jim Judge

NSTAR—SVP, CFO

PRESENTATION

Jeffrey Kotkin—Northeast Utilities—VP, IR

Good morning, everybody. We’re going to be starting in a few seconds. Good morning. I know that it’s early in the morning, and we really appreciate you getting here so early. I’m Jeffrey Kotkin, NU’s Vice President of Investor Relations. Speaking today will be Tom May, NSTAR’s Chairman, President, and Chief Executive Officer, David McHale, NU Executive Vice President and Chief Financial Officer, and Jim Judge, NSTAR’s Senior Vice President and Chief Financial Officer.

Chuck Shivery, NU’s Chairman, President, and CEO, and Lee Olivier, Executive Vice President and COO, were unable to join us for the conference. On October 29th and 30th, as I’m sure you know, a catastrophic early Fall snowstorm caused about 1.2 million of our 1.9 million electric customers to lose power at NU, and Chuck and Lee are actively involved in the management of the restoration process across our 3-state service territory. Fortunately, almost all of those customers have had their service restored. We’re still working on it through today, as of this morning, but as you can imagine, the work’s been going on non-stop through the weekend. For those of you in the room or on the Webcast who lost power, we appreciate your patience and understanding.

Now, one thing I need to say is that in the slide packets you have, those were printed before we knew that Chuck wasn’t going to be joining us so 3 of the slides that Chuck was going to deliver, numbers 9, 10 and 11, we’ve integrated into David’s presentation, and slide 12 is now in Jim’s presentation, so I know it’s early, but we’re going to try to keep you alert by moving the slides around on you from what’s in your packet. Also joining us at the conference today, and I’ll ask them to stand are Phil Lembo, NSTAR Treasurer, Randy Shoop, NU Treasurer, and John Moreira, NSTAR Director of Investor Relations and Financial Reporting.

Before we begin I’d like to remind you some of the statements we make in this presentation may be forward-looking, as defined within the meaning of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risk and uncertainty, which may cause the actual events to differ materially from forecasts and projections. Some of these factors are set forth in the news releases that NSTAR and NU issued on Friday, and are in the first 3 pages of this presentation, which we’ll page through now. If you have not yet seen those news releases, or this morning’s presentation and you’re on the Webcast, they are up on our website. Additional information about the various factors that may cause actual results to differ, can be found in our respective Annual Reports on Form 10-K for the year-ended December 31, 2010, and our most recent 10-Qs, which are available as of this morning. In these documents, we also note our expectations of how and why we use certain non-GAAP measures. Now I’ll turn over the call and the presentation to Tom.

Thomas May—NSTAR—President, CEO

Thanks, Jeff, and thank you all for coming this morning. My job is to officially welcome you, and I was supposed to be welcoming you with Chuck. He and I were going to do a tag team, and tell you how excited we are to be in the red zone with our merger. Unfortunately, I don’t feel like using those analogies today, since our Patriots got beat by the Giants last night. I also was going to apologize for getting you up so early in the morning, but if you had a room like I did, with 7 screaming kids who were excited to see Mickey at 5.00 in the morning, you’ve probably been awake for a while also, but this is the way it goes. We do appreciate you sharing a little bit of your schedule with us today. We appreciate your interest.

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Chuck and I do appreciate not only your interest in, but your investment in our companies because in a couple of months, there will only be one. We will all be one happy family. The NSTAR investors will become part of the NU family, and so we are both looking forward to that day. So today, our team is going to talk to you about where we are, the status of our merger proceedings. As I said, we’re in the red zone, we’re getting close, and also mention to you how our companies are doing at this stage.

You’ve all heard us say this before. Unfortunately, we said it a year ago, and we hoped that, I think by a year ago, I predicted that the merger would be complete by now, so we’re a little disappointed its taken us so long, but we all are very excited about this, and we believe that this is a compelling combination of two very successful companies. We think it’s a little bit like peanut butter and jelly, or like 1 plus 1 equals 3. We have tremendously complimentary strengths that are going to fit together very nicely, and most importantly, we’re going to have the size and scale to achieve our goals.

I’m really also excited about leading this new management team into the future. I think we all believe that our future is even brighter than our pasts. And speaking about our pasts, both companies have a very strong history of earnings and dividend growth and I think we all agree that that’s very important in these days of turbulence that we’ve been going through in the marketplace, to have steady, consistent growth, that is a key to making sure that we continue to have an attractive stock.

Since this hopefully is the last time that I get to brag about NSTAR, that we’ll be retiring that name and the New York Stock Exchange listing which we’ve had for about 125 years, and I, as its CEO for the last 18 years, I’d just like to say that we have operated on a very simple model. You’ve probably all heard me say this before. We’re focused on great service to our customers. We believe that translates into good, strong regulatory relationships, and you all know that regulatory relationships are the key to financial success on the long term. We, at NSTAR, have enjoyed 20 consecutive years now of operating earnings growth, and we’re quite proud of that.

Our earnings picture for both companies has translated into great results for our shareholders. We’ve consistently outperformed our peers and the broader markets in general. For NSTAR, I know these numbers, they translate to, on a 10-year basis, an 11.8% average annual return, and while it’s not on this chart, our 15-year return is 12.5% average annual return, which is the best in our industry, or any industry, for the last 15 years. Both management teams have consistently delivered for our shareholders and so you can just imagine what this new team is going to do for you in the future.

The merger approvals that we’ve been pursuing are falling in place. I won’t go through this elaborate list of all of the approvals we have, but we just have 2 left, the NRC, and the Mass Department of Public Utilities. The NRC sign-off we expect to occur later this month, and the DPU process will be the last one that we have left. We have finished our briefs and reply briefs on Halloween, October 31st, a little ironic I guess. If the Commission were to deliberate and decide the case in a normal 60-day period, we could have an approval by year-end; however we do have 1 additional item to deal with there. There has been a DOER, Department of Energy Resources, an intervener in the proceedings, that has asked the Commission to consider a motion to stay the proceedings.

It suggests, I guess, that the Commission delay their decision on approving the merger, and instead, turn the merger proceedings into a rate proceeding. We will argue, all interveners get a chance to argue on November 17th. We will argue that rate matters are beyond the scope of these proceedings, and we will agree to file for new rates next year when our current 7-year rate deal expires, so we don’t believe that the Commission can actually turn a merger proceeding into a rate proceeding, but we will make our strong case on November 17th.

We presented a very strong case for this merger, as you probably are aware. During the proceedings, the Department changed the standard from a no net harm standard to a net benefit standard. We presented a very strong case, David and Jim were our witnesses, so we expect that the information they provided, they answered 1,000 data requests, which if I were to stack the books up, are about 10 feet tall, so there is a complete record and a very impressive record on the benefits to consumers and the environment, that they will be extensive.

So before I turn it over to them, let me reiterate how excited I am about this combination, and about our future. David McHale has been heading up our transition integration work, and has done a great job. He tells me that our people are still excited. It’s been very unique. I’ve never experienced anything quite like this, whether they’re linemen or people who are in our call centers or executives, they all stop me and congratulate me and here it is a year later, and they’re excited to be getting on with their life and moving forward.

Throughout this integration process, we have gained lots of information on how each of the companies does business, and David tells me that we can see lots of opportunities both to improve our service levels and reduce our costs, so we want to get on with the show. The combination, as I’m sure you are well aware, will certainly strengthen our financial position and it will allow us to seamlessly implement our vast infrastructure investment in capital plans. To date, the rating agencies have responded very, very well to this transaction, and as energy policy evolves in the

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region, I think we’re larger, stronger, and we are going to be better able to help our regulators and state politicians implement all the changes that are going to come with this new requirement of Massachusetts, the Green Communities Act.

Before I turn it over to David and Jim, I would just like to tell you we will not be providing guidance for the combined Company today. We are, as I said earlier, in the final stages of our DPU approval process. When that’s complete, I then will let the two of them get together and put the 2012 and further year plans together, and at that time, we promise to hold an Analyst day and that will be shortly after the closing, and we will roll out our future and answer all the questions that I’m sure you would want us to answer today instead, so with that, let me turn it over to David.

David McHale—Northeast Utilities—EVP, CFO

Thank you, Tom. Let me add my welcome and also a little bit of welcome from Lee and Chuck. I’m sure you can appreciate that job number one remains storm restoration. I know you appreciate that, from Chuck’s standpoint and from Lee’s, they will commit to finishing the restoration effort until every customer remains on. We still have a number of communities and a number of customers who have not been restored as of this morning, and perhaps I would sort of add that also my household remains among one of those, but it will be critically important that that remains our focus over the coming hours and the coming days. But what I’d like to do is provide the information that you’re accustomed to seeing here, both via Lee and Chuck.

But I will tell you that echoing on some of Tom’s comments, it’s becoming increasingly outdated, if you will, to talk about the NU standalone story. We are on the eve of this merger and there will be no NU standalone. There will be no NSTAR standalone. But what we have done here is to provide you the type of visibility into our capital, and into our investment plan that you’ve become accustomed to, but we will stop short of talking about NU standalone. We will at length talk to you about what we think the prospects are for this Company, and as Tom said, we are already looking at integrating these two companies operationally, strategically, and thinking about how this management and leadership team come together in the future.

Now that said, the capital plan that we have in front of you runs out through 2016. It’s a sort of a 5-year view. The cornerstone of that plan remains for the large part, our transmission business, and we’ve given you and updated you, not only by year by segment, but also in many respects by project, so that is available to you and it’s available in the book. It’s about a $5.7 billion program overall, about $2.6 billion of which is our transmission program. I’m pleased to announce we’ve added about $400 million of investment spending to our transmission plan, and continue to invest in our distribution business. The distribution business is also very, very critical to the investment platform of this Company. We will continue to invest in distribution, in the business, making it as reliable as we can. We’ll invest in our maintenance programs, we’ll invest in O&M and the like to drive the highest levels of reliability that we can.

There are a couple of new elements as well in the plan, including some renewable spend in Connecticut. I think you’ve seen earlier in the year, where Connecticut passed a new Energy Legislation Public Act 1180 that allows us to invest in up to 10 megawatts of renewables. It doesn’t, it is not prescriptive with respect to what technologies, but I’ll talk about that in a moment.

We drilled down just a little bit with respect to transmission. These are the projects of course that you know and you’ve been following with respect to NEEWS, we are now moving very aggressively into the first phase, as we’ll talk about in a moment, Northern Pass becomes and is a very, very key focus for us as well, and I mentioned this earlier, $400 million of new spending driven by reliability and both on a FERC standard, security, cyber security and the like, very, very critical not only for Northeast Utilities but all utilities that are in this transmission space, and we continue to focus on the policymaking at the FERC as well. We think the FERC is very supportive of transmission investment coming off the Energy Policy Act of 2005. We do not see that changing.

You’ve all seen FERC Order 1000, and we think that’s very supportive of the way the New England ISO has done business and the way we plan to do business going forward. We are very encouraged by what we’ve seen from them in terms of new changes on resource allocation, on cost allocation, on transmission planning. You know from talking with us in the past that the ISO has a very open and transparent planning process, a whole stakeholder process around cost allocation and transmission planning. We do not think that FERC Order 1000 will have a real profound impact on the way we do business. We think it’s supportive of the way we do business.

Increasingly, you’re also seeing the FERC being pressed around ROEs, not so much incentives, but on the base ROE, and you may, as you follow this NU story, you may have seen where recently, on September 30th a number of complainants have filed a Section 206 Complaint at the FERC, challenging the base ROE which is currently 11.14%, it dates back to about the 2006 time frame.

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We feel very, very firmly that when that debate is over, which essentially will be a test of the FERC methodology, that establishes the base ROE, that we will demonstrate, counter to the complainant, that New England rates, not only for NU and NSTAR, but for all transmission owners, are in fact just and reasonable. But there will be a protracted discussion and debate, if you will, on what that base ROE will be, should be, is and the like, and in many respects it’s going to come down to a debate that you’ve seen unfold with other companies, around what is the appropriate range of reasonableness, and how do you measure the central tendency within that range of reasonableness, once you select a group of proxy companies. The complainants have suggested that the number should not be 11.14%, as it is today. It should be closer to 9.2%. We have filed testimony saying if in fact you really use what is a fairly codified FERC methodology, 11.14% is appropriate, and that rates are just and reasonable.

In terms of the projects themselves, we have made tremendous, tremendous strides on the first leg of the NEEWS projects, the Greater Springfield Reliability Project, is now almost 30% complete. We will drive that project to completion by the year 2013, and of the entire family of companies here, or excuse me, projects, this represents more than half, so it’s critically important for driving 2012 growth into 2013, but that project now is in full swing.

You’ll hear us by the way talk more and more about the second leg of this, the second leg is shown here in blue, it’s the Interstate Reliability Project, as it hits that Rhode Island/Connecticut border, our partner there is National Grid but we plan to later this year file citing applications in Connecticut, and you’ll see us getting more and more granular about that process that will unfold, so that we can move forward and drive those investments and continue to support the reliability criteria of New England and the region.

Following on that of course is the third leg, which still needs a little bit more confirmation by the New England ISO in terms of the specific project, the specific year of need. We know that this suite of projects will be required. We are working with the New England ISO right now to confirm that date, and once that date is confirmed we’ll translate that into specifically what are we building and when are we building. But we see that project, which is roughly a $300 million project, being required in the year 2017. I would tell you that all of these projects, as we’ve talked through the course of the year with you on various earnings calls, have sort of changed in their timing and their cash patterns in terms of the investments, year-by-year.

This has all been refreshed and is in your appendix right now so as you’re looking through your appendix you’ll find those and sort of re-benchmark for you, including the Northern Pass project which remains a $1.1 billion project, but as we’ve pushed the timing for in-service out to 2016, we’ve kept you current now on when, year-by-year those moneys will be expensed. We remain incredibly optimistic about this project. You know from conversations in the past. We feel as though this is one of the most innovative ideas that we put in front of this group. It will be 100% owned by the new Northeast Utilities, the combined company, but it is a 75/25 project now.

Most of the activity right now is focused on route selection. We have told you in the past that the FERC has approved the transmission service agreement, that is done. Embedded in the transmission service agreement are the economics of the project, it’s capitalized 50/50 and it will earn a return of 12.56%. I should remind you, by the way, that the FERC has allowed a 12.89% return on the NEEWS project, and also a number of parties over the years, including 2011, have asked for reconsideration or rehearing on these ROEs. The FERC has denied rehearing requests. I think that confirms in our mind that those are appropriate returns with the appropriate incentives, but most of the focus for the Northern Pass right now is to finish the route selection.

It’s 180 miles of route, about 40 miles of that will be new right-of-way, and we are now studying that and negotiating what that route will be in the northern reaches of New Hampshire. We remain very focused on the economic benefits and the environmental benefits of this project, which we think are really tremendous in terms of carbon reduction and building a project that brings in low carbon power at market, that will clear out at Mass Hub price, no subsidies and provide very, very attractive overall economics for the region and our customers.

Moving on, here is both a historic and a prospective view of what we’ve spent on our transmission program. You’ll recognize this chart. Certainly, in terms of the historic perspective, a lot of that, what we show here in gold, is the Southwest Connecticut projects. As you know, they’re up and running, they’re in service, they’re generating cash flow, but they are benefiting customers in a huge way, with respect to the amount of congestion that our customers are no longer subjected to. Hundreds of millions of dollars of savings, each and every day, each and every month in our customer bills. It’s a very, very powerful project. Going forward, you can see that it shifts now to in blue here, the non-NEEWS and NPT projects, including the $400 million of new projects, and here is the re-cash flow if you will, of the NEEWS projects and of the overall Northern Pass perspective, $2.6 billion going forward, and we show you later on, I think in the appendix and some of my materials, how that translates into rate-base growth.

You haven’t seen this slide before, but to give you a little bit more context on where we’re spending capital in this plan, and we said to you that New Hampshire is becoming increasingly an area of spend strategically and important to us. You can see what we have labeled both in the

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northern and central areas and in the Southern areas of New Hampshire, the pockets of investment, whether it’s new 115 KV, investments in synchrophasors and the like. Very critical that we get the reliability equation right there. Same is true, of course, in the Berkshires of Massachusetts. So we have carved this out for you separately, again more detail in the appendix and these areas are receiving a lot of focus and a lot of attention, as well, in order to make sure the system is robust, it is reliable, and it is the backbone for moving wholesale power around New England as efficiently as possible so that our customers are paying the best rates possible.

On the distribution side of the business, still very significant expenditures there. A couple of new items perhaps, one you know from the past that we’ve had in our forecast investments is advanced metering, the AMI programs in Connecticut. Connecticut put a little bit of a pause under that, on that. You know there’s a new administration in Connecticut that I think wants to spend time understanding how AMI will benefit customers in the future, and what time frame will we make those investments.

I believe it is likely those investments are still going to be made, but we have taken them out of the forecast, because I think there’s more work to do. That’s about a $217 million delta. What we’ve also done, in part because of the economic conditions, is look very carefully at the amount of new investments needed to meet new service, new customer growth and the like, and no surprise. It’s less. We don’t see the level of customer growth that we’ve seen.

In fact, we’re running under budget this year intentionally on the amount of new customer hook-ups and the like, but really, I think what’s most profound here is the amount of work we’ve done over the last year to look at how we’re spending our money, how to optimize those moneys, how much technology can invest in the business to get the most operational return off of our business. We’ve made great strides around reliability.

We’ve made great strides around customer service by introducing technology, even with respect to looking at now how those investments have translated into customer favorability ratings, and I know that’s going to be tested by the storms, both Irene and this snowstorm. But I think fundamentally we’ve been making great progress there, but when you peer into year-over-year what we said last year or even the prior versus now, you’ll see less distribution capital because of those reasons. Also, because of life extension possibilities as we look at things like vehicles and aging infrastructure, we think that there’s a very strong possibility we’ll get more life out of those assets if we are very protective of our maintenance programs, our corrective action programs, and that receives a big focus on our part, day-in and day-out.

Looking to the future as well, I think we see some exciting things there, but this is not going to be an NU standalone future. This is going to be an NU/NSTAR combined company future. We are looking at many of the same things, but on the renewable side you know we’ve been investing in solar in Massachusetts. We’ve gone live now with a 1.8-megawatt project. We’re about to go live with our second 2.2-megawatt project. It’s referred to as Indian Orchard. We’re excited about that.

We’re going to continue to invest in that space, and you’ll see some capital in our plan allocated towards WMECO renewables. That’s nothing new, but what is new is under Public Act 1180 in Connecticut, we will and have the ability to invest up to 10 megawatts. Some of that will look a lot like potentially the Massachusetts solar model. You’ll see us shortly file a plan with the Connecticut PURA, and you can follow that as we proceed but I think some of that will certainly be in solar, some of that will be open to other technologies as well, but we’ll need to talk about the underlying economic model, the underlying rate base model, but we think that we have a good competitive advantage because we’ve done this in Massachusetts, we’ve done it effectively, and we’re up the learning curve there to introduce solar in a fairly large scale way into Connecticut.

On the transmission front, we’ve talked a great deal about NEEWS and Northern Pass, but we still look to the future there about building additional transmission to bring renewables into the region, and arguably that hasn’t been a critical day-to-day focus over the last several months. The merger has been a focus, more recently of course, the storm has been a focus, but we are not taking our eye off our ability to really have an impact going forward, helping the region meet its renewable portfolio standard needs.

In the middle of this page is our story around natural gas. It’s a great story from an investment standpoint, and from an economic standpoint, it’s a really great story from our customers’ standpoint. There are a couple of graphics here that I think demonstrate this. In terms of just penetration, only about 31% of the homes in Connecticut heat with natural gas, and if you stack that up against other New England states, New York and New Jersey, it is by far the lowest degree of penetration, and we think that our customers have some very, very attractive economics in front of them, and under some analysis, we suggest that it costs twice as much to heat your home these days on fuel oil as natural gas.

We are working with State policy makers on the energy side, and even federal policy makers to be thinking about and driving policies toward making it easier for our customers to do the changeover, and we think that depending on those economics, we could pick up 50,000, 55,000 customers for Yankee. In fact we could, under some level of expansion, double the customer base of Yankee Gas alone. When you look at the economics for a household of, let’s say 2,500 square feet, they spend about $3,300 a year on heating their homes. You could spend less than half

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of that, if you converted to natural gas but those customers who have natural gas now in their homes, they aren’t heating on that. We think that’s an out of pocket cost of $4,000 to $5,000, and it’s not a small amount of money but we think it’s a 4 or 5 year payback.

We’re looking at ways to get more supply into the State. We’ve done that recently by the completion of our Waterbury to Wallingford project, that will bring more gas to more homes and more businesses, but we think there’s the potential for hundreds of millions of dollars of investment throughout Connecticut to get natural gas to our customers. That said, even though we’re very bullish on this, we have not built that into the plan you have in your books so there’s not this very vast expansion plan for Yankee Gas, but it is going to be a focus of ours, because we think that this is a very compelling time for customers to be looking to convert to natural gas.

Let me turn our attention to now the financials. And this slide, does talk a little bit about NU’s standalone. Obviously, we’re reporting earnings as of last Friday as well, and we’re very pleased with the NU financials. Our earnings year-to-date are up 12%. We continue to invest in our dividend. We continue to have a standalone pay-out ratio of about 50%.

The credit condition of this Company is right now, is stellar and I think still improving. All that really is going to be brought to bear with the new Company, so all of what you’ve begun to understand and you know about NU is still in great position. The cash flow of this Company, in terms of the cash flow being generated by our investments as well as cash flow being generated by bonus tax depreciation, that will all accrue to the new Company going forward, and that underlying strength around the capital program and the rate-based program, the new shareholders inherit all that as well.

I won’t dwell on this point but when you look at how we’re doing year-to-date and you’ll hear me affirm our overall guidance, $2.30 to $2.40, we are right on track. Earnings for year-to-date are up about 12.3%. Interestingly, not driven by transmission this year, but driven by the distribution businesses. Even as we continue to invest in rate-base growth, we have seen year-over-year increases across-the-board. If you peel back the onion here behind the scenes, our utilities have better now on average ROE performance than they’ve had in years, and that’s up and down all the utilities, including Connecticut.

Massachusetts lags that a little bit, but if you look at the trajectory going forward, a very positive story. Further behind the scenes, we had kind of an interesting inflection point, maybe too early to tell, in the third quarter around sales. Weather-normalized sales for the 9 months are actually up 0.5%. When we had our conference call around Q2, I shared with you that weather-normalized sales were actually down about 0.5%.

Our guidance was premised on flat sales. Somebody asked me, do you ever see a reversal in trend where it can actually go weatherized normal negative to positive? I said absolutely not. Okay, I was wrong. It’s positive and I’m not suggesting that we’re seeing a trend here, but when you look at growth, let’s say employment growth on the non-manufacturing side in Massachusetts, we see some positive growth and in New Hampshire we see some positive growth. We see even in New Hampshire, average hourly work week expanding a little bit. We see good export growth in the Connecticut market, so there’s a glimmer here, and I’ll be careful not to say trend-wise this is what we’re looking for. Longer term we still see about 0.5% load growth over the coming half decade.

On the guidance side, again, we’ll reaffirm $2.30 to $2.40, consistent with Tom’s remarks. We are not going to look forward, as last year and share with you the standalone for 2012. I will affirm what we said earlier in the year about transmission. I think that’s going to be on the higher side of this $1.05 to $1.10 but looking pretty good, and that’s despite the fact, by the way, that Hurricane Irene did take a bite out of the financials, just a little bit. We lost about 90 gigawatt hours of sales, and there are some secondary impacts including financing that storm, that have taken a couple of pennies off of our earnings, but overall I feel very good about where the year is going to come in.

Just want to update you quickly on the financing front. We’ve kind of, every couple of months it seems, sending out a note on some financing activity, but wanted to summarize this for you both on new money, so you see at the top of the page, PSNH and Western Mass, as we’ve built out rate base and their investment programs, has issued collectively over $0.25 billion of new money. I was pleased to see that the Western Mass 10-year, 3.5% coupon is as one financial news wire reported, the second-lowest ever BBB category bond issuance so I haven’t scrubbed every single one of those, but I’ve seen at least one of the news wires report that. Either way, this is really quite beneficial for our customers as we take advantage of this low coupon environment.

Also had some opportunities on the refinancing side as well, specifically for Connecticut around some of our tax-exempt moneys. As you can see, we’ve taken out a 5.85% coupon, re-fied that, that some long-dated, some short but that should set us up for $6 million to $7 million of interest savings next year alone, so a really good play, and looking forward a little bit, we’ve got a maturity coming up for NU parent, if we were to “refi” that today or hedge that out today, you’d see that 7.25% coupon can get done at substantially less and with NU on an upward trajectory with a rating standpoint, we are quite optimistic that NU parent has some interest savings down the road as well.

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Let me just kind of finish up by summarizing the capital program. We’ve shown you pieces and parts. This is really a summary of not only distribution and transmission stacked on top of each other, it’s the $5.7 billion program, but we compare it to last year. And as I said, the program in total is down from last year.

It’s a different time frame as 2011 is going to roll off, and we introduce the 2012, a lot of that explained by distribution, a lot of that explained by AMI, but be very focused on what’s happening within the transmission space. Still a very good story, and I want to give you some comfort that in your appendix, you have a lot of the detail to show you year-by-year how this all plays out, for those of you who want to run back to your desks and do some modeling. And then lastly, when you look at the rate base equivalent of that, here is the rate base that continues to grow to north of $11 billion and when you look at the overall compounded annual growth rate of, let’s say transmission as an example, that’s still quite robust at 10%, even updating for the year 2010.

So I think it gives you a very good prospect and perspective on what type of growth we’re going to bring to this combined Company going forward, and that one of the real sort of anchor points of our program and of this merger is our ability to invest capital on behalf of our customers. At this point, let me turn the podium over to my colleague and partner, Jim Judge.

Jim Judge—NSTAR—SVP, CFO

Thank you, David. Good morning. I’m thrilled to see the crowd here. It looks like standing room only. Appreciate you showing up, especially at such an early hour, and as both Tom and David indicated, Chuck and Lee are taking care of priority number one, which is the final storm clean up and restorations that are taking place. David did a great job pinch-hitting for Chuck and Lee on the slides that they normally cover.

I’m going to really touch on four areas fairly briefly. The first is the quarterly, third-quarter results year-to-date results for NSTAR, second, I’m going to talk about transmission projects that NSTAR has in progress. Third, a lot of familiar faces here, most of you are familiar with the NSTAR story, but I have two slides that will briefly give you the perspective we have on the job we have been doing for our investors and our customers. And finally I’ll wrap up with a few more insights on the merger proceeding in Massachusetts.

Earnings for the third quarter with the merger-related costs and there were actually two one-time items last year at NSTAR, we’ve excluded them, so an apples-to-apples comparison, we earned $0.94 in the third quarter, that’s $0.01 higher than we earned last year, $0.01 higher than Street’s expectations. Despite the unfavorable weather in the third quarter, we actually had some very positive items that had an impact. Transmission revenues contributed $0.04, as we continue to invest in that aspect of our business. We are recovering lost base revenues, as we increased our spending on energy efficiency, we’re entitled to recoup the revenues that are lost, spread them around the rest of the customer base. Both lost base revenues actually contributed $0.03 to the quarter and $0.01 came from our unregulated telecommunications operation.

A couple of factors that offset those positive items, we did see a 2.1% decline in sales in the third quarter, largely driven by weather. The cooling degree days were down 3% from a year ago, and so that cost us about $0.05, and finally, interest, property taxes, and higher O&M, each of those three items negatively impacted our earnings by $0.01 for the quarter. So I’m pleased with the results for the quarter as I am with our year-to-date results, which we have on the next slide.

For 9 months, earnings for the Company were $2.12 compared to $2.07 a year ago, up $0.05. Several positive items, again transmission revenue continues to contribute to the bottom line. It gave us $0.07 year-to-date. We also experienced a $0.04 pick up from the gas business, gas driven by a very cold first quarter our gas sales were up 11% year-to-date. As I mentioned this recovery of lost base revenues contributed $0.04 year-to-date to earnings and then we have four other items. Each of them were worth $0.03 year-to-date. We’ve seen a decline in interest costs, taken advantage, as David mentioned, we’re taking advantage of the low-cost interest environment as well and done some refinancings. We also have a lower share count this year. We did a share buyback a year ago, and so that contributed about $0.03 to the comparison. In 2010, we had a 1-time item, that had to do with a regulatory true-up of our transition charge, and that was a $0.03 item that we don’t have this year, and again, the unregulated telecommunications business gave us $0.03, so a lot of moving pieces there. The bottom line is earnings up $0.05 at the 3 quarter point.

Those were the positive items. Negatively impacting them, we sold that District Energy business a year ago, so those operating earnings are no longer in the mix and that’s $0.07. O&M cost us $0.07 year-to-date, and then the modest decline that we had in sales year-to-date, which is only 0.3% and depreciation and property tax combined, they cost us about $0.08, so on a combined basis, through 9 months, we’re pleased with where we are, and we continue to be confident and comfortable with our standalone guidance, which is between $2.60 and $2.75 for the year.

FINAL TRANSCRIPT

I want to make a couple of comments about the Massachusetts economy. When we were here a year ago, the unemployment rate in Massachusetts was 8.4%. Today, it’s down a full percent to 7.4%. Well, nationally the trend has been positive as well. It’s far less significant. The national numbers a year ago were 9.6%, down to 9.1% today, so Massachusetts is faring well and continues to improve.

Some recent numbers came out in terms of GDP growth, Massachusetts growth on an annual basis in the last quarter was just under 4%, compared to the national numbers, which is 2.5%. I think that’s the fifth consecutive quarter. Actually, Massachusetts has outpaced the rest of the country.

A couple of comments on transmission projects, at NSTAR we have actually doubled our transmission rate base in the last 5 years. If you look at the projects that we have on the horizon for the next 5 years, it will double again. We spend on average about $100 million a year on baseline reliability and capacity investments. We have a significant project, the Cape Cod line that’s planned, it’s a 31-mile line, 345 KV line over the Cape Cod Canal, and evidentiary hearings of the Siting Board of Massachusetts concluded back in July, in fact the briefing period has been concluded as well in August, so we do anticipate, hopefully a decision from the Siting Board by the end of this year or certainly early next year. Project cost is about $120 million, and again, assuming timely approval from the State, we do think that we can bring the project in by year-end 2012.

Other major projects we have is a Mid-Cape project which basically will extend the benefits of that line further down the Cape. There’s some upgrading and constructing of 115 KV lines that will reduce really the load risk in the Mid-Cape area, and that project is also in the regional plan. We have a new project, the Boston 345 KV connection, which basically bridges the north and south parts of the city and really to address some circuit limitations that we can foresee occurring in the near future, so that project could be in the mix over the next few years and obviously, our share of the Hydro Quebec Northern Pass project that David talked about earlier, our share of that is $280 million.

I mentioned in my comments that there’s really 2 slides that I wanted to give a perspective on NSTAR. This is the one that’s the customers’ perspective. We are really a Company that’s driven by metrics. We have been for years. When you look at the key customer performance metrics, in the areas of reliability, things like number of outages and length of outages, when you look at the customer service measures around meter reading, around billing, around call center performance, NSTAR has really consistently, for several years now, been a top-quartile performer in our industry in every one of those measures. So it is nice to see these customer satisfaction scores really validating that strong performance.

As you know, J.D. Power conducts these customer satisfaction surveys every year, and we saw improvements this year, again in both NSTAR Electric and NSTAR Gas. For NSTAR Electric, the ranking has actually improved now for six consecutive years and we may be the only utility in the country that can make that claim. We have now the highest-ranking really of any major utility from Boston all the way down to the Washington DC area. NSTAR Gas, we are ranked number one in the East mid-size utility region, kind of a similar story of steady climbs since 2006. In fact the last three years we ranked number 3, number 2, number 1. So customer demands and expectations are always increasing. No more evident than with the more recent storms that we’ve experienced, but it is rewarding to see that these high scores, which really reflects the strong customer commitment that we have among our 3000 employees every day.

The one slide on the customer story from an investor perspective, here is the one slide. The left side really deals with financial performance. The right side, financial conditions. Our financial performance over this 15-year time period is really number one in the industry. It’s a decade and a half that actually reflects Tom’s tenure as CEO. Certainly a challenging 15 years when you think back, the industry restructuring with two mergers in here, certainly several economic downturns, but we have consistently outperformed the group and outperformed the market overall.

The right side shows financial condition. Also, number one in the industry and that strong credit quality has obviously allowed us continuous access to low-cost capital, low-cost borrowing costs that really benefit our customers every day. This merger provides a great opportunity for us to continue that commitment to excellent customer service, to strong financial performance and to very healthy credit quality.

Both Northeast Utilities and NSTAR have very active energy efficiency development and implementation programs. For many years at NSTAR, we spent about $50 million a year on energy efficiency, that stepped up to $75 million in 2009 and actually, we’ll spend $180 million this year and over 200 million next year. Just last month, Massachusetts took the number one spot in the country, really, in terms of rankings on energy efficiency efforts. It was a national energy efficiency council that ranks the states and Massachusetts has actually surpassed California now.

We have made progress on addressing the state’s renewable portfolio standards. We’ve executed 3 contracts at a very low cost. They’ve been approved by the DPU for over 100 megawatts, and NU and NSTAR have made some commitments in this merger proceeding to advance the climate change agenda. We have agreed to target increased energy efficiency. We’ve agreed to own and contract additional solar, and to build on an electric vehicle pilot initiative that NU has in Connecticut, basically to introduce it into the Boston area.

FINAL TRANSCRIPT

As Tom indicated, there are only two approvals pending. We have the NRC approval which we anticipate this month, the DPU, the hearings were completed in July. The briefing period was completed at the end of October. Typically, it’s a two-month process. We would hope for an order, so we do anticipate an order within the next couple of months. The merits of our filing address these environmental concessions that we mentioned, but also got into some detail in terms of the savings for customers. We have a net benefits analysis that anticipates after the cost, customers will save $784 million over 10 years, and that number grows to $5.7 billion over 40 years and that 40-year horizon is a time frame that in the past, the Mass DPU has looked at to assess the merits of merger benefits.

In July, as Tom mentioned, a State agency called the Department of Energy Resources did file a motion to stay the merger proceedings, basically looking for supplemental information in three areas. Progress on the merger integration, any rate changes from the merger and more on potential climate change impacts. We trust that the DPU will deny the DOER motions. We will have an opportunity to comment on it. Certainly a stay would jeopardize, or at a minimum delay the many merger benefits that we’ve discussed with the State, benefits to our customers, benefits for our State, and benefits for the region.

Tom indicated oral arguments have now been put off until November 17th. That will allow the companies and the interveners to try to resolve our issue or at least limit some of the issues that are pending in that motion and after those oral arguments, we do anticipate an order out of the DPU within a couple of months.

So, some final thoughts on this last slide before we open it up to questions. We have here two highly-successful companies, very similar strategies and expertise, some great growth opportunities ahead of us. I think we have made a very clear record before the Department that demonstrates our compliance with the net benefits standard that is the rule in Massachusetts now and we have evidence of significant customer savings, significant environmental accretion, and the Northern Pass project alone, when that project is completed, it is the equivalent of removing 800,000 vehicles off the road on a daily basis, so there’s great environmental advantages of this transaction moving forward. For investors, we think this combined entity provides a great investment opportunity.

And I’d like to I guess reiterate as I close that we are very enthusiastic about the merger, very confident that we will have the approvals in hand over the next couple of months. We do have time for some questions. I think Jeffrey Kotkin is going to come up and join us.

QUESTION AND ANSWER

Jeffrey Kotkin—Northeast Utilities—VP, IR

We can take some questions now. I’ll be summarizing the questions for the folks who are on the Webcast, because we don’t have enough microphones in the audience. Anybody out there? Yes, Travis?

Unidentified Audience Member Analyst

(inaudible question—microphone inaccessible).

Jeffrey Kotkin—Northeast Utilities—VP, IR

So the question has to do with I think the NU sales figures for the quarter, and are they sustainable?

David McHale—Northeast Utilities—EVP, CFO

I think, Travis, just echoing some of my comments earlier in the year, we went into the year thinking that we would really reverse trends that we seen over the last 3 to 4 years, which has been demand destruction just outright year-over-year declines. This year, the reverse trend was not to be so optimistic as to think that the economy was coming around, that said, we didn’t predict a double dip recession either. For the first 6 months of the year, maybe the first seven months of the year, we were sort of seeing a little bit of disappointment relative to that, we were seeing declines weather-normalized across all classes of customers and then this inflection point that I discussed, we saw coming out of August and September,

FINAL TRANSCRIPT

even in the throes of Tropical Storm Irene, is some growth and the growth was among all of our companies, all three customer companies and then also within each of the classes and it’s difficult to kind of peer into each of the sectors quarter-by-quarter or thereabouts.

But when we looked at this, what we would say is we know there continues to be a drag on sales because of energy efficiency programs. Those are good things. We’ll do it and it’s the right answer for customers but it is heading off more and more organic sales, also distributed generation. We know too that’s moving the needle a little bit. I saw some statistics the other day that talked about going forward, just sort of carves out 0.5 million megawatt hours every year, particularly as customers are installing solar and the like, so I think well, what’s driving the needle?

When we looked at it we saw there was about neutralizing for that, there was about maybe 1% to 1.5% real growth because of the economic factors and that is you are seeing a little bit more manufacturing and you are seeing even a little bit more consumer confidence and there was actually a pick up in New England consumer confidence. I’m not suggesting customers are ready to go out and start spending lots of money, so we saw that as a metric. We also know that prices are substantially lower and that from an elasticity standpoint, customers look at a standard offer rate now that for many of our companies, including NSTAR, is at a $0.07 handle versus a $0.10 and $0.11 product and that is going to sort of drive some sales. So we’re seeing that combination.

Now, whether it’s sustainable or not, not so sure. I said to you earlier to the group that we look forward and look at maybe 0.5% Electric growth, maybe 2.5% to 3% natural gas growth. We’ll look at this pretty closely, but we do know that from a fundamental standpoint, we’ll continue to see DG, we’re going to invest in energy efficiency but we see some economic growth over the next 2 to 3 years. I don’t want to get wildly optimistic on that, but we do see growth emerging there.

Jeffrey Kotkin—Northeast Utilities—VP, IR

Any other questions? No? Okay. Well we want to thank you all for joining us. We have — both companies have open visitations over the balance of the conference, and I know we’ll see a lot of you in one-on-ones but thank you very much for joining us this morning.

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